ARCELORMITTAL AND MARCEGAGLIA

SUBMIT OFFER FOR ILVA

-          Investment commitments of over EUR2.3 billion in addition to the purchase price

-          Intention to produce 9.5 million tonnes of finished products

-          Commitment to build research and development centre in Taranto

-          Commitment to implement new low-carbon steel-making technologies

-          Consortium to include Banca Intesa Sanpaolo

ArcelorMittal and Marcegaglia announce they have today submitted an offer for Ilva, the Italian steel-making company.

Highlights of the offer are as follows:

Intention to produce 9.5 million tonnes of finished products

-          Increase production from current levels to 6 million tonnes per annum by 2018 from three blast furnaces currently in operation, in compliance with the AIA

-          Maximise finishing capacity by bringing up to 4 million tonnes of slabs and hot rolled coil (HRC) to Ilva

-          Intention to increase primary production to 8 million tonnes plus over the longer-term, supplemented by 2 million tonnes of additional slabs and HRC

-          Utilise new low-carbon technologies including carbon capture and utilisation, and low-impact steelmaking

Investment commitments of more than EUR2.3 billion in addition to the purchase price

-          Environmental capex of more than EUR 1.1 billion, including remediation capex, to reach optimal environmental performance in key areas including air emissions and water treatment

-          Industrial capex of more than EUR 1.2 billion, including catch-up capex for delayed maintenance and major capex program for blast furnaces and steel plants, including reline of blast furnace 5

-          Supported by significant available credit lines of more than EUR 5 billion

Expand product range with targeted investment in high quality products

-          Develop Ilva’s product range with high quality products for automotive, construction and energy segments

-          Leverage ArcelorMittal’s extensive European sales and marketing network

-          Leverage ArcelorMittal’s technical automotive team to develop homologations for demanding OEM segments

-          Strong relationship with key customer guaranteed with Marcegaglia as shareholder

-          Restore role of leading supplier of steel to the Italian market and beyond

Invest in new research and development centre in Taranto

-          Dedicated R&D centre to be launched with initial investment of EUR10 million

-          First objective will be to focus on environmental, process and product technologies that will help Ilva accelerate the implementation of its environmental, industrial and commercial plans

Programme to reach best-in-class performance levels

-          Benchmark against ArcelorMittal plants worldwide to identify areas of largest opportunity and deliver process and productivity improvements

-          Inject production know-how and specialist support to improve in priority areas

-          Ensure best-in-class production system in place covering competitiveness, quality, safety and environment

Long-term commitment to the community

-          Consultation exercise to be run with the local community to understand areas where community would most value support

-          Aim to become an active and welcome member of the community, based on a culture of transparent two-way dialogue

-          Employment opportunities in the wider ArcelorMittal group

Commenting, Mr Lakshmi N. Mittal, chairman and chief executive, ArcelorMittal, said:

“We believe the ArcelorMittal and Marcegaglia consortium is the best partner for Ilva.  Our managers and engineers have been studying the company for some years and well understand what needs to be done to turnaround the performance and ensure a strong, safe and sustainable future.  We are confident that we have the right industrial plan, the right environmental plan and the right commercial plan to support the transformation of Ilva into a company that will once again be a jewel of the Italian manufacturing landscape, adding value to the Italian economy and all stakeholders.”

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“In the first instance, primary production is limited to 6 million tonnes until the AIA is fully implemented.  However, we recognise the importance of maximising production and maximising employment while minimising the environmental footprint of the plant.  That’s why we intend to run the finishing capacity full by importing additional slab and, over the longer term, ramp up primary production to 8 million tonnes plus, utilising low impact steelmaking technology.”

Aditya Mittal, CEO of ArcelorMittal Europe and group CFO, said:

“We are very excited about this opportunity to partner with Ilva.    We have the financial strength, the technology, the customer relationships, the market knowledge and the management know-how to bring positive change with immediate effect.”

“At the heart of our plan is an investment commitment of more than two billion euros.  This will transform Ilva’s environmental performance, as well as improve the stability and efficiency of the operations and re-orientate production towards the high added value products that must be Ilva’s future.  The ArcelorMittal/Marcegaglia consortium brings the benefit of established contacts with European customers which will support Ilva’s swift integration into the European customer landscape and re-establish its position as the supplier of choice for Italian customers.”

Antonio Marcegaglia, chairman and CEO, Marcegaglia, said:

“As an Italian, it has been sad to watch the decline of this great company in recent years and we are excited to have the chance to contribute to a new renaissance of this Italian steel icon.”

“Marcegaglia wanted to partner with ArcelorMittal because we were convinced the combination of operational and financial excellence with a deep knowledge of the market represents the most powerful solution for the renaissance of Ilva and its people.  Marcegaglia has worked closely with ArcelorMittal over the years – we know how they do business, integrating sustainable development and corporate responsibility into everything they do – and we believe this approach is what Ilva needs.  It will be important to re-establish dialogue and trust with the local community and to demonstrate to them that Ilva can operate safely and responsibly within their community.   This will be a key priority for us from day one.”

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